82-2373

03 JUL -9 AM 7:21

ERG GROUP

Your ref
Our ref CMP-0014-01

25 June 2003

03024412

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media release headed "ERG Signs Contract for Major Washington DC, Maryland & North Virginia Transit Fare Collection Project"; and
- Media release headed "Completion of Reconstruction and Signing of Washington DC Contract".

Yours faithfully

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

for **Clare Barrett-Lennard**
Company Secretary

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr250603.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia



Karen Oswald

25/06/2003 15:15

To: Beth Jones/Corporate/ERG_Group@ERG_Group
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release (Ref: CMP-0014-01)

ERG Group
247 Balcatta Road Balcatta WA 6021 Australia
Tel: +61 8 9273 1210 Fax: +61 8 9273 1208
Email: koswald@erggroup.com Website: www.erggroup.com
----- Forwarded by Karen Oswald/Corporate/ERG_Group on 25/06/2003 03:14 PM -----



ASX.Online@asx.com.au

25/06/2003 02:33 PM

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release

```
ASX confirms the release to the market of Doc ID: 60818 as follows:
Release Time: 25-Jun-2003  16:33:19
ASX Code: ERG
File Name: 60818.pdf
Your Announcement Title: Media Release - Major Wasinghton DC Contract
```



60818.pdf

DATE	25 June 2003
CONTACT	Shaun Duffy, General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	koswald@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG Signs Contract for Major Washington DC, Maryland & North Virginia Transit Fare Collection Project

ERG Group has signed a contract with the Washington Metropolitan Area Transit Authority (WMATA) to install and operate a new Regional Customer Service Centre for their smart card based fare collection system, known as SmarTrip®. ERG previously announced it had been selected for the project on 20 January 2003.

The project calls for ERG to establish and operate a smart card customer service centre, to manage card distribution and to clear and settle smart card transactions across 17 transit agencies in Northern Virginia, Maryland and the Washington DC area. Once installed, ERG will operate the system for a period of five years, with two subsequent one-year options. The initial five-year contract term, worth approximately US$20 million, comprises the supply, installation and operation of the system. ERG is expected to manage a card base exceeding 1 million smart cards within the initial term of the contract.

ERG will be responsible for the management of smart cards and operation of the data processing system incorporating clearing, settlement and financial management. ERG will use its existing central computer processing system installed in the San Francisco Bay Area to perform these functions and will interface with existing installed hardware such as gates and readers. The established Bay Area facility has been designed to process smart card transactions from multiple North American cities.

Work is expected to commence on the project within the next 30 days.

Northrop Grumman IT will be responsible for the distribution of smart cards and operation of the customer service centre in the Washington DC area as a subcontractor to ERG.

"It has been very pleasing to move quickly through the contract negotiation process and we now look forward to working with our customer to install and operate our state-of-the-art system," said Michael Nash, President and General Manager of ERG's operations in the Americas.

"Washington DC is strategically a very important city in the growing US market for smart card based fare collection systems. Along with our partner Northrop Grumman IT, we have firmly established our position in the North American market and we expect to play a significant role in this region as more and more cities invest in smart card based systems for their fare collection."

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



ERG Signs Contract for Major Washington DC, Maryland & North Virginia Transit Fare Collection Project

"ERG's capacity for interoperability and openness of its system, as well as our proven track record in Asia-Pacific, Europe and other parts of North America, are extremely important factors in the eyes of our customers."

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 780 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.



ASX.Online@asx.com.au

25/06/2003 14:34

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 60819 as follows:
Release Time: 25-Jun-2003 16:34:50
ASX Code: ERG
File Name: 60819.pdf
Your Announcement Title: Reconstruction Announcement



60819.pdf

DATE 25 June 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL koswald@erggroup.com

ERG GROUP

Completion of Reconstruction and Signing of Washington DC Contract

ERG Limited today announced that the reconstruction of its shares, which has taken place over the past six months, is now completed. The conversion of all listed notes into ordinary shares and the ten for one share consolidation have occurred.

The shares will be trading under the ASX code **ERGDA** until close of trading on 7 July 2003, reverting to the ASX code **ERG** at the start of trading on 8 July 2003.

The Directors have also resolved not to proceed with the rights issue to raise $50 million following finalisation of the Proton World sale, which realised €37 million for the Group, and in view of the status of negotiations on restructuring the Rome project. Directors indicated at the time of the last shareholder meeting that the rights issue may not proceed. The underwriters to the issue have been released from their underwriting obligations.

The Group also announced (refer to separate media release) that the contract in Washington DC has now been finalised and signed by both ERG and the customer.

Work on all other projects awarded to the Group over the past six months including Sydney, Seattle, Stockholm and Las Vegas, is under way.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 780 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

MEDIA RELEASE

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group